

Mail Stop 6010

October 15, 2007

Ms. Lisa Sharp
Chief Financial Officer
Sonic Technology Solutions, Inc.
Unit 7-8765 Ash Street
Vancouver, British Columbia, Canada V6P 6T3

     Re: **Sonic Technology Solutions, Inc.**
               Form 20-F for the Year Ended December 31, 2006
               File No. 000-50734

Dear Ms. Sharp:

       We have reviewed your filings and your response letter dated September 19, 2007 and we have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2006

Notes to Consolidated Financial Statements

Item 17. Financial Statements

Note 21. Difference Between United States and Canadian Generally Accepted Accounting Principles

1. We note from your response to comment 6 that you incorrectly recorded approximately $257,000 for costs accrued related to the termination of the former owner of Terra-Kleen and the contingent payment arrangements during fiscal 2006 related to the purchase agreement that was amended on March 22, 2007 and that you should have recorded these costs in fiscal 2007. Considering this error and the number of others you noted throughout your response, please provide us with a comprehensive qualitative and quantitative analysis of the materiality of errors noted in your response, both individually and in the aggregate, based on the guidance in SAB 99 and SAB 108 as they related to your US GAAP reconciliation for the year ended December 31, 2005 and 2006. Within your discussion, please also provide a qualitative and quantitative analysis related to how you determined that the adjustment of approximately $257,000 would not be material to fiscal 2007.

2. Please refer to prior comment 7. As previously requested, please tell us why the restatement relating to the acquisitions of SESI and Contech resulted in an increase of $2,585,461 to the opening shareholders' equity as of January 1, 2005 under U.S. GAAP. Within your discussion, please provide to us the correct amount by which you increased your statement of shareholders' equity as of January 1, 2005 under US GAAP related to the restatements for these acquisitions.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3671 if you have questions regarding these comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant